7. Legal Matters
The Investment Adviser, certain affiliates of the Investment
Adviser, certain officers of such affiliates and certain
investment companies advised by the Investment Adviser or
its
affiliates, including the Fund, are named as defendants in a consolidated class action. This consolidated action also
names as defendants certain individual Trustees and
Directors of the Morgan Stanley funds.  The consolidated
amended complaint, filed in the United States District Court
Southern District of New York on April 16, 2004, generally
alleges that defendants, including the Fund, violated their
statutory disclosure obligations and fiduciary duties by
failing properly to disclose (i) that the Investment Adviser and certain affiliates of the Investment Adviser allegedly
offered economic incentives to brokers and others to
recommend the funds advised by the Investment Adviser or its affiliates to investors rather than funds managed by other
companies, and (ii) that the funds advised by the Investment
Adviser or its affiliates, including the Fund, allegedly
paid excessive commissions to brokers in return for their
efforts to recommend these funds to investors. The complaint seeks, among other things, unspecified compensatory damages, rescissionary damages, fees and costs. The defendants have
moved to dismiss the action and intend to otherwise
vigorously defend it. On March 9, 2005, Plaintiffs sought
leave to supplement their complaint to assert claims on
behalf of other investors. While the Fund and Adviser
believe that each has meritorious defenses, the ultimate
outcome of this matter is not presently determinable at this stage of the litigation, and no provision has been
made in the Fund's financial statements for the effect, if
any, of this matter.